QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CONTINENTAL MATERIALS CORPORATION
(Name of Subject Company (issuer))

CONTINENTAL MATERIALS CORPORATION
JAMES G. GIDWITZ
BETSY R. GIDWITZ
RALPH W. GIDWITZ
RONALD J. GIDWITZ
(Names of Filing Persons (offeror and issuer)

COMMON STOCK, $0.25 PAR VALUE PER SHARE
(Title of Class of Securities)

211615 30 7
(CUSIP Number of Class of Securities)

James G. Gidwitz
Chief Executive Officer
Continental Materials Corporation
200 South Wacker Drive, Suite 4000
Chicago, Illinois 60606
(312) 541-7200
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to: Craig R. Culbertson, Esq. McGuireWoods LLP 77 West Wacker Drive, Suite 4100 Chicago, Illinois 60601 (312) 849-8100

	Calculation of Filing Fee
Transaction valuation*		Amount of filing fee
$12,200,000		$1,435.94
*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 400,000 shares of common stock, par value $0.25 per share, at the maximum tender offer price of $30.50 per share in cash.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☒
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION.

        This Tender Offer Statement on Schedule TO relates to the issuer tender offer by Continental Materials Corporation (the "Company"), a Delaware corporation, to purchase up to 400,000 shares of its common stock, $0.25 par value per share. The Company is offering to purchase these shares at a purchase price not greater than $30.50 nor less than $27.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 2005 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(ii) (and which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer") and are incorporated herein by reference.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in the Offer to Purchase under the heading "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)    Name and Address.    The name of the subject company is Continental Materials Corporation, a Delaware corporation. The Company's principal executive offices are located at 200 South Wacker Drive, Suite 4000, Chicago, Illinois 60606, telephone (312) 541-7200.

        (b)    Securities.    The class of the Company's securities to which this statement relates is common stock, par value $0.25 per share, of which 1,647,914 shares were issued and outstanding as of April 15, 2005.

        (c)    Trading Market and Price.    The shares are currently traded on the American Stock Exchange under the symbol "CUO." The information set forth in the Offer to Purchase under the heading "INFORMATION ABOUT CMC AND OUR STOCKHOLDERS"—"Section 13. Price Range of Shares; Dividends" is incorporated herein by reference.

        (d)    Dividends.    The information set forth in the Offer to Purchase under the heading "INFORMATION ABOUT CMC AND OUR STOCKHOLDERS"—"Section 13. Price Range of Shares; Dividends" is incorporated herein by reference.

        (e)    Prior Public Offerings.    During the past three years, the Company has not made any underwritten public offering of common stock for cash, either registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A.

        (f)    Prior Stock Purchases.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer—Certain Transactions and Agreements Involving Shares" is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)    Name and Address.    This Tender Offer Statement is filed by the Company, which is also the issuer of the securities described in Item 2(b) of this Schedule TO. This Tender Offer Statement is also filed by James G. Gidwitz, Chairman and Chief Executive Officer of the Company and Betsy R. Gidwitz, Ralph W. Gidwitz and Ronald J. Gidwitz, each of whom are members of the Company's Board of Directors. The information set forth in response to Item 2(a) of this Schedule TO is incorporated herein by reference. Further, the information set forth in the Offer to Purchase under the heading "INFORMATION ABOUT CMC AND OUR STOCKHOLDERS"—"Section 15. Identity and Background of Certain Persons" is incorporated herein by reference.

        (b)    Business and Background of Entities.    The information set forth in the Offer to Purchase under the heading "INFORMATION ABOUT CMC AND OUR STOCKHOLDERS"—"Section 14. Information About CMC" is incorporated herein by reference. The Company is incorporated under the laws of the State of Delaware. The Company has not been convicted of any criminal act during the past five years. Further, the Company has not been party to any judicial or administrative proceeding during the last five years that has resulted in a judgment, decree, or final order enjoining the Company from any future violations of, or prohibiting activities subject to, any federal or state securities laws, or finding any violation of federal or state securities laws.

        (c)    Business and Background of Natural Persons.    The information set forth in the Offer to Purchase under the heading "INFORMATION ABOUT CMC AND OUR STOCKHOLDERS"—"Section 15. Identity and Background of Certain Persons" is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)    Material Terms.

          (1)    Tender Offers.

          The information set forth in the Offer to Purchase under the heading "SUMMARY TERM SHEET," under the heading "THE TENDER OFFER"—"Section 1. Number of Shares; Priority of Purchases; Proration," under the heading "SPECIAL FACTORS"—"Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," "Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer," "Section 5. United States Federal Income Tax Consequences," and under the heading "PROCEDURES AND TERMS OF THE OFFER"—"Section 6. Procedures for Tendering Shares," "Section 7. Withdrawal Rights," "Section 8. Purchase of Shares and Payment of Purchase Price" and "Section 11. Extension of the Offer; Termination; Amendment" is incorporated herein by reference.

          (2)    Mergers or Similar Transactions.    Not applicable.

        (b)    Purchases.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer—Interests of Certain Persons in the Offer" and "Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer—Certain Transactions and Agreements Involving Shares" is incorporated herein by reference.

        (c)    Different Terms.    The Offer is open to all holders of the securities described in Item 2(b) of this Schedule TO. Accordingly, all holders of the shares will be treated alike. The information set forth in the Offer to Purchase under the heading "THE TENDER OFFER"—"Section 1. Number of Shares; Priority of Purchases; Proration" is incorporated herein by reference.

        (d)    Appraisal Rights.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer—No Appraisal or Dissenters' Rights" is incorporated herein by reference.

        (e)    Provisions for Unaffiliated Security Holders.    The Company has made no provisions in connection with the Offer to grant unaffiliated stockholders access to the corporate files of the Company or to obtain counsel or appraisal services at the Company's expense. The information set forth in the Offer to Purchase under the heading "INFORMATION ABOUT CMC AND OUR STOCKHOLDERS"—"Section 14. Information About CMC" and under the heading "MISCELLANEOUS" is incorporated herein by reference.

        (f)    Eligibility for Listing or Trading.    Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a)    Transactions.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer—Transactions and Agreements with Directors and Executive Officers" is incorporated herein by reference.

        (b)    Significant Corporate Events.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer—Significant Corporate Events" is incorporated herein by reference.

        (c)    Negotiations or Contacts.    Not applicable.

        (e)    Agreements Involving the Subject Company's Securities.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer—Certain Transactions and Agreements Involving Shares" is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a)    Purposes.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer" is incorporated herein by reference.

        (b)    Use of Securities Acquired.    The shares purchased under the Offer will be canceled and designated as authorized but not issued and outstanding by the Company.

        (c)    Plans.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and under the heading "SPECIAL FACTORS"—"Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer" is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)    Source of Funds.    The information set forth in the Offer to Purchase under the heading "PROCEDURES AND TERMS OF THE OFFER"—"Section 12. Source and Amount of Funds" is incorporated herein by reference.

        (b)    Conditions.    The information set forth in the Offer to Purchase under the heading "PROCEDURES AND TERMS OF THE OFFER"—"Section 12. Source and Amount of Funds" is incorporated herein by reference.

        (c)    Expenses.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 4. Reports, Opinions, and Appraisals" and under the heading "INFORMATION ABOUT CMC AND OUR STOCKHOLDERS"—"Section 18. Solicitation Fees and Expenses" is incorporated herein by reference.

        (d)    Borrowed Funds.    The information set forth in the Offer to Purchase under the heading "PROCEDURES AND TERMS OF THE OFFER"—"Section 12. Source and Amount of Funds" is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a)    Securities Ownership.    The information set forth in the Offer to Purchase under the heading "INFORMATION ABOUT CMC AND OUR STOCKHOLDERS"—"Section 16. Security Ownership of CMC Shares" is incorporated herein by reference.

        (b)    Securities Transactions.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer—Certain Transactions and Agreements Involving Shares" and under the heading "INFORMATION ABOUT CMC AND OUR STOCKHOLDERS"—"Section 16. Security Ownership of CMC Shares" is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)    Solicitations or Recommendations.    No person has been directly or indirectly employed, retained or compensated to make solicitations or recommendations in connection with the Offer. The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer" and under the heading "INFORMATION ABOUT CMC AND ITS STOCKHOLDERS"—"Section 18. Solicitation Fees and Expenses" is incorporated herein by reference.

        (b)    Employees and Corporate Assets.    The information set forth in the Offer to Purchase under the heading "INFORMATION ABOUT CMC AND ITS STOCKHOLDERS"—"Section 18. Solicitation Fees and Expenses" is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

        (a)    Financial Information.    The information set forth in the Offer to Purchase under the heading "INFORMATION ABOUT CMC AND OUR STOCKHOLDERS"—"Section 14. Information About CMC—Summary Financial Information" is incorporated herein by reference.

        (b)    Pro Forma Information.    The information set forth in the Offer to Purchase under the heading "INFORMATION ABOUT CMC AND OUR STOCKHOLDERS"—"Section 14. Information About CMC—Summary Unaudited Pro Forma Financial Information" is incorporated herein by reference.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.

          (1)   The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer—Interests of Certain Persons in the Offer," "Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer—Certain Transactions and Agreements Involving Shares," "Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer—Transactions and Agreements with Directors and Executive Officers," and under the heading "INFORMATION ABOUT CMC AND OUR STOCKHOLDERS"—"Section 16. Security Ownership of CMC Shares" is incorporated herein by reference.

          (2)   The information set forth in the Offer to Purchase under the heading "INFORMATION ABOUT CMC AND OUR STOCKHOLDERS"—"Section 17. Legal Matters; Regulatory Approvals" is incorporated herein by reference.

          (3)   The information set forth in the Offer to Purchase under the heading "INFORMATION ABOUT CMC AND OUR STOCKHOLDERS"—"Section 17. Legal Matters; Regulatory Approvals" is incorporated herein by reference.

          (4)   Not applicable.

          (5)   The information set forth in the Offer to Purchase under the heading "INFORMATION ABOUT CMC AND OUR STOCKHOLDERS"—"Section 17. Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (b)    Other Material Information.    The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12.    EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase dated April 22, 2005.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Letter from New York Life Trust Company to the Participants in the Continental Materials Corporation Employees Profit Sharing Retirement Plan with Direction Form.
(a)(2)	Not applicable.
(a)(3)(i)	Offer to Purchase dated April 22, 2005 (filed herewith as Exhibit (a)(1)(i)).
(a)(3)(ii)	Letter of Transmittal (filed herewith as Exhibit (a)(1)(ii)).
(a)(4)	Not Applicable.
(a)(5)(i)
Text of press release issued by Continental Materials Corporation dated March 24, 2005 (incorporated herein by reference to the Company's Current Report Form 8-K filed on March 24, 2005 (except for information furnished under Item 2.02 of Form 8-K, which is not deemed filed and not incorporated by reference herein) (Commission File No. 1-3834)).
(a)(5)(ii)	Text of press release issued by Continental Materials Corporation, dated April 22, 2005.
(a)(5)(iii)	Letter from James Gidwitz, Chairman and Chief Executive Officer of Continental Materials Corporation, to the Stockholders of Continental Materials Corporation, dated April 22, 2005.

(b)(i)
Revolving Credit and Term Loan Agreement dated as of September 5, 2003, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to Exhibit 10 of the Company's Quarterly Report Form 10-Q for the period ended September 27, 2003 (Commission File No. 1-3834)).
(b)(ii)
First Amendment to Revolving Credit and Term Loan Agreement dated as of May 29, 2004, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended July 3, 2004 (Commission File No. 1-3834)).
(b)(iii)
Second Amendment to Revolving Credit and Term Loan Agreement dated as of April 14, 2005, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to the Company's Current Report on Form 8-K filed on April 18, 2005 (Commission File No. 1-3834)).
(c)	Presentation of Mesirow Financial, Inc. to the Board of Directors of the Company, dated March 14, 2005.
(d)(i)
Continental Materials Corporation Amended and Restated 1994 Stock Option Plan dated May 25, 1994 (incorporated herein by reference to Appendix A of the Company's Proxy Statement filed on April 28, 1994 (Commission File No. 1-3834)).
(d)(ii)
Continental Materials Corporation Employees Profit Sharing Retirement Plan Amended and Restated, generally effective October 1, 1997 (incorporated herein by reference to Exhibit 99a of the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (Commission File No. 1-3834)).
(d)(iii)
Restatement of Agreement Establishing CMC Partnership, dated as of December 1, 1993, by and among the parties named therein, (incorporated herein by reference to Amendment No. 1 to the Schedule 13D filed by James Gidwitz on February 14, 1997).
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

SCHEDULE 13E-3, ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

        (a)    Purposes.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer" is incorporated herein by reference.

        (b)    Alternatives.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer" is incorporated herein by reference.

        (c)    Reasons.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer" is incorporated herein by reference.

        (d)    Effects.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," "Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer" and "Section 5. United States Federal Income Tax Consequences" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8.    FAIRNESS OF THE TRANSACTION.

        (a)    Fairness.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer" is incorporated herein by reference.

        (b)    Factors Considered in Determining Fairness.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer" is incorporated herein by reference.

        (c)    Approval of Security Holders.    The Offer has been structured so that approval of at least a majority of unaffiliated stockholders is not required. The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer" is incorporated herein by reference.

        (d)    Unaffiliated Representative.    The Board of Directors has not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the Offer. The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer" is incorporated herein by reference.

        (e)    Approval of Directors.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer" is incorporated herein by reference.

        (f)    Other Offers.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 9.    REPORTS, APPRAISALS, OPINIONS, AND CERTAIN NEGOTIATIONS.

        (a)    Report, Opinion or Appraisal.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 4. Reports, Opinions, and Appraisals" is incorporated herein by reference.

        (b)    Preparer and Summary of the Report, Opinion or Appraisal.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 4. Reports, Opinions, and Appraisals" is incorporated herein by reference.

        (c)    Availability of Documents.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 4. Reports, Opinions, and Appraisals" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

        (d)    Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer" is incorporated herein by reference.

        (e)    Recommendations of Others.    The information set forth in the Offer to Purchase under the heading "SPECIAL FACTORS"—"Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Section 3. Position of the Board of Directors and Filing Persons; Fairness of the Offer" is incorporated herein by reference.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2005	CONTINENTAL MATERIALS CORPORATION
/s/ JAMES G. GIDWITZ James G. Gidwitz Title: Chief Executive Officer and Chairman of the Board
/s/ BETSY R. GIDWITZ Betsy R. Gidwitz Title: Director	/s/ RALPH W. GIDWITZ Ralph W. Gidwitz Title: Director
/s/ JAMES G. GIDWITZ James G. Gidwitz Title: Chief Executive Officer and Chairman of the Board	/s/ RONALD J. GIDWITZ Ronald J. Gidwitz Title: Director

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase dated April 22, 2005.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Letter from New York Life Trust Company to the Participants in the Continental Materials Corporation Employees Profit Sharing Retirement Plan with Direction Form.
(a)(2)	Not applicable.
(a)(3)(i)	Offer to Purchase dated April 22, 2005 (filed herewith as Exhibit (a)(1)(i)).
(a)(3)(ii)	Letter of Transmittal (filed herewith as Exhibit (a)(1)(ii)).
(a)(4)	Not Applicable.
(a)(5)(i)
Text of press release issued by Continental Materials Corporation dated March 24, 2005 (incorporated herein by reference to the Company's Current Report Form 8-K filed on March 24, 2005 (except for information furnished under Item 2.02 of Form 8-K, which is not deemed filed and not incorporated by reference herein) (Commission File No. 1-3834)).
(a)(5)(ii)	Text of press release issued by Continental Materials Corporation, dated April 22, 2005.
(a)(5)(iii)	Letter from James Gidwitz, Chairman and Chief Executive Officer of Continental Materials Corporation, to the Stockholders of Continental Materials Corporation, dated April 22, 2005.

(b)(i)
Revolving Credit and Term Loan Agreement dated as of September 5, 2003, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to Exhibit 10 of the Company's Quarterly Report Form 10-Q for the period ended September 27, 2003 (Commission File No. 1-3834)).
(b)(ii)
First Amendment to Revolving Credit and Term Loan Agreement dated as of May 29, 2004, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended July 3, 2004 (Commission File No. 1-3834)).
(b)(iii)
Second Amendment to Revolving Credit and Term Loan Agreement dated as of April 14, 2005, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to the Company's Current Report on Form 8-K filed on April 18, 2005 (Commission File No. 1-3834)).
(c)	Presentation of Mesirow Financial, Inc. to the Board of Directors of the Company, dated March 14, 2005.
(d)(i)
Continental Materials Corporation Amended and Restated 1994 Stock Option Plan dated May 25, 1994 (incorporated herein by reference to Appendix A of the Company's Proxy Statement filed on April 28, 1994 (Commission File No. 1-3834)).
(d)(ii)
Continental Materials Corporation Employees Profit Sharing Retirement Plan Amended and Restated, generally effective October 1, 1997 (incorporated herein by reference to Exhibit 99a of the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (Commission File No. 1-3834)).
(d)(iii)
Restatement of Agreement Establishing CMC Partnership, dated as of December 1, 1993, by and among the parties named therein, (incorporated herein by reference to Amendment No. 1 to the Schedule 13D filed by James Gidwitz on February 14, 1997).
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

QuickLinks

  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX